Exhibit 99(b)

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal years ended March 31,					Six months ended September 30,
	2012	2013	2014	2015	2016	2016
	(In millions of yen, except for ratios)
Excluding interest on deposits
Earnings:
Income before income tax expense	¥849,942	¥1,415,871	¥1,420,443	¥2,262,656	¥1,162,670	¥1,005,788
Add: Fixed charges	416,255	353,043	344,548	375,926	409,479	201,802
Less: Equity in earnings of equity method investees—net	(499,427)	60,210	110,520	172,946	176,857	128,468

Total earnings	¥1,765,624	¥1,708,704	¥1,654,471	¥2,465,636	¥1,395,292	¥1,079,122

Fixed charges:
Interest expense, excluding interest on deposits	411,281	344,351	334,317	362,492	394,029	194,348
Estimated interest component of net rental expense(1)	4,974	8,692	10,231	13,434	15,450	7,454

Total fixed charges	¥416,255	¥353,043	¥344,548	¥375,926	¥409,479	¥201,802

Ratio of earnings to fixed charges	4.2	4.8	4.8	6.6	3.4	5.3

	Fiscal years ended March 31,					Six months ended September 30,
	2012	2013	2014	2015	2016	2016
	(In millions of yen, except for ratios)
Including interest on deposits
Earnings:
Total earnings	¥1,765,624	¥1,708,704	¥1,654,471	¥2,465,636	¥1,395,292	¥1,079,122
Add: Interest on deposits	228,858	212,067	226,655	300,692	350,335	165,897

Total earnings including interest on deposits	¥1,994,482	¥1,920,771	¥1,881,126	¥2,766,328	¥1,745,627	¥1,245,019

Fixed charges:
Total fixed charges	416,255	353,043	344,548	375,926	409,479	201,802
Add: Interest on deposits	228,858	212,067	226,655	300,692	350,335	165,897

Total fixed charges including interest on deposits	¥645,113	¥565,110	¥571,203	¥676,618	¥759,814	¥367,699

Ratio of earnings to fixed charges	3.1	3.4	3.3	4.1	2.3	3.4

Note:

(1)	The portion deemed representative of the interest factor

The ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. Earnings consist primarily of income (loss) before taxes, as adjusted for some equity method investments and for fixed charges. Fixed charges consist primarily of interest expense on deposits, debentures and short-term and long-term debt, amortization of debt expense and discount and the portion deemed representative of the interest factor of net rental expense under long-term leases.